Exhibit 99.II-1(h)

Looking
ahead
to positive
results

[GRAPHIC]

Annual Report 2007

[GRAPHIC]

Since the company was founded in 1986, BBI has grown to be recognised globally for the production of superior quality gold reagents which are most commonly used within non-invasive diagnostic tests for the Point of Care (POC) market.

Since the management buy-out in 1999 we have significantly expanded our range of services to include the development and manufacture of POC tests, and now work with leading industry partners to develop and manufacture tests for global use.

Our reputation is built on working to the highest standards, providing superior service, and delivering on our promises, and this is why our gold reagents are estimated to have featured in millions of rapid tests worldwide. We are committed to supplying high quality products that are consistent with the expectations and requirements of our customers: reliable, innovative and technologically advanced, and created in a working environment that provides career enhancing opportunities for all employees, whilst generating returns for our shareholders.

As we move into the 2007-08 fiscal year, we will continue building upon our foundations for growth. The future outlook is positive.

[GRAPHIC]

Where we operate
Turnover by geographical spread

North America	33%
United Kingdom	41%
Rest of Europe	19%
Rest of the world	7%

Highlights	1
Business Divisions	2
Diagnostics Division	2
Enzymes Division	2
Healthcare	2
Chairman’s Statement	4
Share price	5
Chief Executive’s Review	6
Turnover	6
Revenue and operating profit	8
Earnings per share	9
Board of Directors and Advisers	10
Directors’ Report	13
Corporate Governance	15
Directors’ Remuneration Report	17
Statement of Directors’ Responsibilities	19
Independent Auditors’ Report	20
Consolidated Profit and Loss Account	21
Consolidated Balance Sheet	22
Company Balance Sheet	23
Consolidated Cash Flow Statement	24
Notes to the Financial Statements	25
Notice of Annual General Meeting	40
Glossary	IBC

Highlights

Operational Highlights

•                  All business divisions delivering significant turnover increase against 05/06

•                  Record year for gold reagents with revenues of £2.3 million

•                  Highest turnover growth of 53.2%

•                  3 key products submitted for FDA 510k: Verax PGD test; SensoCard Plus blood glucose meter; Focus HSV2 assay

•                  Significant growth in manufacturing – up 96% against 05/06

•                  All products under manufacturing agreement demonstrating significant volume increase on 05/06

•                  Successful launch of BBI Healthcare as an independent division of the group. Impressive growth in revenue and products

•                  Integration of Alchemy and Qnostics into diagnostics division

Financial Highlights

[GRAPHIC]

Business Divisions

BBI is a leading supplier of products and services to the global diagnostic and healthcare industries. BBI floated on AIM on 28 April 2004 at 47p.

Diagnostics

BBI operates in three core areas:

BBInternational – Diagnostics Division

Contract development, manufacture and key reagent supply

Incorporating:

British Biocell, Cardiff, UK

BBI Dundee (formerly Alchemy Laboratories), Dundee, UK
BBI Research, Madison, Wisconsin, USA
Qnostics, Glasgow, UK

Since BBI first developed its ‘in-house recipe’ for perfectly spherical, cluster-free gold colloid the company has grown from a start-up supplying small orders to research divisions and academia to become one of the world’s leading suppliers of gold reagents. Add to this a range of assay development and manufacturing services, along with molecular assay development and quality control reagents and the result is a ‘one-stop shop’ for organisations looking to operate within the POC market.

[GRAPHIC]

Enzymes

BBInternational – Enzymes Division

Enzyme Manufacture

Incorporating:
Biozyme, Blaenavon, UK Seravac, Cape Town, S Africa

Listed holding company Theratase was acquired by BBI in May 2007 to form BBI’s enzymes division. Its two business units, Biozyme and Seravac, are leading manufacturers and suppliers of high quality specialist natural enzymes to the medical diagnostics industry, and currently supply enzymes sufficient for c. 4 billion diagnostic tests globally per annum. Enzymes are proteins which are the body’s biological catalysts driving complex reactions that occur in all living organisms. Their most striking features are high specificity and dramatic catalytic activity, properties that have been exploited over the years in the diagnostic industry.

[GRAPHIC]

Healthcare

BBI Healthcare

Diabetes Care Products

Brands:
GlucoGel
SensoCard Plus
GlucoTabs

BBI Healthcare was founded in April 2006 to manage the sales and marketing of GlucoGel, and build a diabetes care product portfolio. Formerly known as HypoStop, GlucoGel was acquired by BBI in 2004, and is a dextrose gel used by diabetes patients when they experience hypoglycaemia. BBI’s revenue-increasing sales and marketing strategy continues to evolve within the UK, and sales of the product have contributed significantly to the financial success of the company during the past 12 months.

[GRAPHIC]

Diagnostics

During the conjugation process, BBI-manufactured gold colloid is attached to specific antibodies or antigens which are used within diagnostic tests to provide a positive or negative signal. Such tests commonly work in a similar way to a pregnancy test whereby the sample flows up a test strip in a process known as lateral fow.

Once the conjugate is developed, BBI works alongside its customer’s in-house research and development (R&D) teams to develop rapid result diagnostic tests. At any one time BBI’s experienced team is working on a number of development projects that will provide significant benefits to the market upon commercialisation. Recent projects have included tests to detect infectious agents, allergens, steroid hormones and HSV 2.

BBI is also able to manufacture tests for customers at its fully equipped facilities, meeting customers’ needs from early trial batches of hand-assembled tests to fully automated bulk manufacture. In addition, BBI’s unique agreement with Inverness Medical Innovations (IMI) enables the company to liaise with IMI on behalf of the customer which may provide access to selected patents within the IMI portfolio.

Molecular tests are increasingly employed in routine clinical diagnosis, and BBI also operates within this emerging market. The Qnostics division (acquired July 2006) supplies molecular quality control reagents to an established blue chip client base across 40 countries, with the range complementary to BBI’s existing molecular portfolio.

www.bbigold.com

Enzymes

Biozyme and Seravac specialise in the purification of enzymes and related biochemicals from microbial, animal and plant tissues. These products are widely used in the global medical diagnostics and healthcare sectors, with the core product portfolio including glucose oxidase, alkaline phosphatase, peroxidase, and hyaluronidase. Most commonly they feature within large-scale auto analysers which are used within hospitals and the laboratory environment.

The opportunity that the enzyme division brings to BBI is in its extensive product range, which will significantly enhance BBI’s portfolio and its strong customer base. Whilst the range is new to BBI, the customer base comprises some of the key organisations operating within the diagnostic and pharmaceutical markets including diabetes monitoring, immunodiagnostics, clinical chemistry, molecular biology and therapeutics. In short, the enzymes division brings opportunities for BBI to expand its influence and penetrate major market players.

www.biozyme.com
www.seravac.com

Healthcare

In growing the portfolio, BBI acquired the distribution rights for the UK’s only talking blood glucose meter SensoCard Plus in July 2006. Diabetic Retinopathy is one of the most common side effects of diabetes, with over 400,000 patients in the UK experiencing some degree of visual impairment. With blood glucose readings recommended on average three times per day, the SensoCard Plus brings a level of independence to those who are visually impaired or elderly, or simply require reassurance when they are testing their glucose. With a successful strategy in place for the UK, the coming year will see a focus on the US launch where the product is much anticipated.

In an expansion of the GlucoGel brand, GlucoTabs were launched in October 2006 as a practical glucose tablet solution for people with diabetes. Glucose tablets are frequently taken in the very early stages of low blood sugar, as opposed to GlucoGel which is taken in cases of more moderate to severe hypo. Dextrose tablets already in the marketplace offered a paper packet that was not practical for use in an emergency situation, and prone to breakage and wastage. The GlucoTabs product is a version of the leading dextrose tablet in the US market, and BBI has secured the European distributions rights outside of the US. Its simple 4g dose of glucose per tablet, packaged in a practical refillable pack, has proven to be a hit in the UK amongst healthcare professionals, patients and pharmacy and multiple retailers. With listings established in the top 3 pharmacy wholesalers, and multiples Asda and Boots, 2007 will focus on increased retailer presence and the European market.

www.bbihealthcare.com

Chairman’s Statement

David Evans
Chairman

The group is set to grow significantly in the current year. The growth will not only reflect the acquisition of Theratase but the exploitation of a number of opportunities, the impact of which will occur in the second half of the financial year.

Dear Shareholder

I am pleased to report that the BBI group has had another successful year. Continued organic growth combined with our strategic acquisitions resulted in another positive performance for the financial year ended 31 March 2007.

Introduction and overview

BBI is now in its third year as an AIM listed company, and has further established itself as a leading mid size diagnostic company within the industry, with a number of significant acquisitions and agreements being entered into during the financial year to enhance shareholder value. It has also created a positive image within AIM demonstrated by the ‘Best Use of AIM’ award in October. The highlights of the year are detailed below:

On 1 April 2006, the group established BBI Healthcare Limited based in Swansea, to concentrate on growing its GlucoGel product within the UK and overseas and to facilitate adding further healthcare products to its portfolio.

On 16 May 2006, the group acquired Alchemy Laboratories Limited, a diagnostics company based in Dundee. This gave the group greater manufacturing capacity and greater coverage of the customers in the world diagnostic market, as the group’s strength previously lay within the United States, the Far East and a few European blue chip companies. Alchemy complemented this by giving access to a number of valuable UK customers along with additional European customers.

On 4 July 2006, the group acquired 100% of the issued share capital of both Audiometrics Limited and CDx Limited for an initial consideration of £200,000 in cash plus ongoing royalties and milestone based payments. These companies distribute a talking blood glucose meter reader for the visually impaired, called SensoCard Plus. The acquisition gives BBI exclusive distribution rights for the product within the UK and shared rights for the USA, Canada and India. The operations of these companies were subsequently hived up into BBI Healthcare.

On 19 July 2006, the group acquired 100% of the issued share capital of Qnostics Limited, a molecular quality control production company based in Glasgow, for a consideration of £522,500 in cash and shares. The share element of the payment has been settled via the issue of 332,921 ordinary 2.5p shares.

During the year, the group invested a further £442,500 in Quotient Diagnostics Limited in the form of convertible loan stock for £32,500 and the group taking up its 10% share option for the sum of £410,000; if the loan stock is converted it would give the group a 19.5% interest in the company.

On 4 March 2007, the group acquired the ‘Simplify’ and ‘SimpliRED’ rapid diagnostic test products from Agenix in Australia for a sum of $A2.50 million; the group also acquired fixed assets for $A0.26 million, these assets being automated equipment which will be used in the manufacture of the products, and paid $A0.25 million for initial quantities of raw material stock. The group will transfer the manufacture of this product to one of its UK sites from Agenix during the coming 12 months.

Deferred consideration in relation to the acquisitions above is covered in note 10 of the financial statements.

Additionally, during the year the group invested £49,000 in Platform Diagnostics Limited for a 2.5% interest in the company.

On 27 March 2007, the group announced it had made an offer by means of a scheme of arrangement for Theratase Plc, an enzyme manufacturing company with its head office in London, operations in South Wales, South Africa, and a sales office in San Diego, for a total consideration of £24 million in cash and shares. To fund this, on 23 March 2007 the group secured a loan of £7.5 million which converted to equity on the completion of the acquisition.

During the year, the group signed a number of rapid test manufacturing agreements with blue chip companies, which have been secured as a result of our licensing agreement with Inverness Medical Innovations Inc (IMI).

Results

Turnover for 2007 increased by 53.2% to £9.73 million (2006: £6.35 million); this has been achieved through both organic growth and acquisitions, with organic growth contributing to a 26.7% rise on the previous year’s turnover while the remaining 26.5% was achieved through the sale of acquired products. Both divisions of the business saw growth during the year with Diagnostics rising 55% to £6.98 million (2006: £4.51 million) and Healthcare rising 50% to £2.75 million (2006: £1.84 million). The gross profit increased 64% to £6.4 million (2006: £3.9 million) and the gross profit percentage increased from 61% in 2006 to 66% as a result of a greater proportion of sales being attributable to high margin products such as GlucoGel and gold colloid sales. Other operating income was made up of £0.1 million (2006: £0.1 million) grant income and £0.2 million (2006: £nil) licence fees.

The operating profit increased 80% to £1.89 million (2006: £1.05 million), with profit before tax rising by 86% to £1.83 million (2006: £0.98 million).

[GRAPHIC]

Overall, there was a profit after tax for the year of £1.23 million (2006: £0.71 million) which resulted in earnings per share of 4.7p (2006: earnings per share of 3.2p). These results are expected to continue to improve in the coming year as we see further growth in the business.

The group has net assets of £12.45 million (2006: £7.28 million), with cash at bank of £1.49 million (2006: £1.45 million).

Post balance sheet events

On 15 May 2007, the group completed the acquisition of Theratase Plc for a total consideration of £24 million in cash and shares. This acquisition aids BBI in expanding its product offering to blue chip diagnostic companies around the world. The London head office has been closed and integrated with BBI’s head office in Cardiff.

The group raised £10.0 million before expenses (£8.8m net) through the placing with a private investor of the £7.5m of convertible loan stock referred to above and new debt funding with the group’s bankers Barclays of £2.5 million. This was used to satisfy the £7.6m cash element of the consideration, £1.2m fees and the £1.2m cash settlement of the Theratase employee share options.

Outlook

The group is set to grow significantly in the current year. The growth will not only reflect the acquisition of Theratase but the exploitation of a number of opportunities, the impact of which will occur in the second half of the financial year (at the end of the first quarter like for like sales excluding the contribution from Theratase are 12% ahead of last year). In particular the anticipated growth is predicated on:

•                  Clearance to market in the USA for the SensoCard Plus glucose meter for the visually impaired. The regulatory re-submission was made, directly by the Company, last month.

•                  Clearance to market of a key customer’s test (Verax) for blood platelet contamination in lateral flow format. The regulatory submission has been made by our customer and additional data has been recently provided to support the product claims.

•                  The ability to execute successfully the significant opportunities created by the acquisition of Theratase and to establish the enzyme division as the global market leader of naturally derived enzymes. The perception of the opportunity has been enhanced since the completion of the acquisition but this will require investment in the two operating plants in Blaenavon and Cape Town to realise the value of the opportunity over the next eighteen months.

•                  The uptake of the manufacturing revenues from contracts recently signed together with the successful transfer of manufacturing of the acquired Agen products from Brisbane to Dundee.

Whilst we have set ourselves stretching and demanding growth targets there does remain the potential for additional upside:

•                  A significant influenza season will impact positively the level of gold sales.

•                  The company is in early stage discussions to exploit its HSV2 point of care assay in the Rest of the World.

•                  The Healthcare Division’s GlucoTabs have already been accepted by one of the top supermarket chains and the group is looking to extend this to other retail chains and major dedicated pharmacy outlets.

The Board has looked to create strategic value through investment in a number of technology opportunities and I would like to highlight the significant progress made with regard to the HbA1C opportunity currently being developed by Quotient Diagnostics.

In the past year Quotient has overcome a number of technical issues to the point that, by the end of September, it will submit its clearance to market under CLIA waiver regulations in the USA. This progress has raised strategic considerations for the BBI Board as to how it should maximise the value of this opportunity.

Additionally subsequent to the year end the group has been accepted to participate in two different EU funded projects which may enhance the level of the service and product offering of BBI, and is growing recognition for the niche that BBI occupies as a provider of high quality technical solutions to the diagnostic market place.

The Board continues to review and evaluate a number of acquisition opportunities that would considerably strengthen the group’s product offerings in the Healthcare Division as well as in terms of reagent provision.

Finally I would like to thank both the employees of BBI for their unstinting effort in the most dynamic of commercial environments and you as shareholders whose continued support has not only enabled the group to make its progress to date but which has also provided a firm foundation for further rapid progress.

I look forward to updating you throughout the year on what will be a further period of rapid growth at BBI.

David Evans
Chairman
27 July 2007

Chief Executive’s Review

Julian Baines
CEO

[GRAPHIC]

There has been a 53% overall increase in turnover during the year, with the 53% being split in the ratio 27:26 in relation to organic growth and acquired product respectively.

Long-term strategy and business objectives

BBI specialises in the development and manufacture of non-invasive lateral flow tests, or In Vitro Diagnostics (IVD). Such tests offer a rapid and cost-effective diagnosis for the Point of Care (POC) market, as they are not laboratory based and can be used by clinicians in situ. The group also supplies healthcare products to the diabetes market in the form of GlucoGel, GlucoTabs and SensoCard Plus.

BBI continues to strive to develop and grow the business based on guiding principles which are as follows:

•                  Investing in new technology – as can be demonstrated by our investment in Quotient Diagnostics Limited and Platform Diagnostics Limited.

•                  Protecting and growing the core businesses – this area has seen a number of new rapid test manufacturing contracts being signed during the year as a result of our agreement with IMI.

•                  Making further acquisitions that will be earnings enhancing – again demonstrated by the acquisitions of Alchemy Laboratories Limited and Qnostics Limited during the financial year and acquisition of Theratase Plc post the financial year-end.

Results for 2006/07 financial year

A summary of the key sales areas is set out below:

	2007	2006
	£’000	£’000
Diagnostics	6,979	4,515
Healthcare	2,753	1,836
	9,732	6,351

There has been a 53% overall increase in turnover during the year, with the 53% being split in the ratio 27:26 in relation to organic growth and acquired product respectively.

Our highly successful Healthcare division which distributes our GlucoGel product rose 50%; this has been achieved by the introduction of a more focused sales team operating out of the BBI Healthcare Limited subsidiary.

In addition our Diagnostics division saw a 55% rise in turnover, with this being achieved through increased sales of gold colloid and conjugate, contract research and development fees, rapid test diagnostic tests and through the acquisition of Alchemy Laboratories Limited and Qnostics Limited in the year.

A summary of turnover by destination is set out in the diagram below.

Turnover by destination

[GRAPHIC]

Turnover by product

[GRAPHIC]

Our highly successful Healthcare division which distributes our GlucoGel product rose 50%; this has been achieved by the introduction of a more focused sales team operating out of the BBI Healthcare Limited subsidiary.

Risks and uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group’s long-term performance.

Competitor Risk

The group operates in a competitive market with significant product innovations. We are subject to the threat of our competitors launching new products which could render our range of tests obsolete and so result in rapid loss of market share. To reduce this risk, the group has developed or acquired a range of products so that it is not overly dependent on one area or individual customers to drive growth. We are also in contact with our customers to ensure that our own products continue to meet their needs. The group continues to invest in research and development to ensure that the tests we develop are at the forefront of technology and meet customer requirements.

[GRAPHIC]

BBI’s unique ‘in-house recipe’ gold colloid.

Manufacturing Risk

The group’s manufacturing facilities could be disrupted for reasons beyond the group’s control.

Due to the rapid advancement in manufacturing technology, facilities can also become outdated, affecting efficiency and product quality which in turn has a detrimental impact on cost of sales and profit margins. To address this risk the group has invested in this area during the year with the acquisition of Alchemy Laboratories Limited, who have recently moved into a brand new purpose built facility with greater levels of automation. The management team, however, keeps the Board up to date and informed of the availability and need for new manufacturing facilities.

Treasury Risk

The group’s funding, liquidity and exposure to interest rate and foreign exchange risk is managed by its finance department. Historically, foreign currency transactions have not been significant. No financial derivatives are currently utilised by the group. The Board continues to monitor the group’s requirements and policies as the business continues to grow.

Resources

The group has the following key resources which assist it in the pursuit of its key activities:

•                  Employees who have extensive knowledge and expertise in the development and manufacture of tests, which has been strengthened with the acquisition of Alchemy Laboratories Limited.

•                  Employees with extensive knowledge of the key markets.

•                  A strong reputation for the provision of gold colloids for sensitive rapid diagnostic tests.

•                  A licence agreement with Inverness Medical Innovations giving BBI access to IMI lateral flow patents.

•                  Since year-end, a new Enzyme division to add to our product offering to the worlds leading diagnostic companies.

Revenue and operating profit

[GRAPHIC]

Our People

We have consistently sought to recruit and retain the best employees in our market and this has contributed to our success in developing, manufacturing and selling our products in the UK and overseas. The group has a policy of equal opportunities which applies to the recruitment of all new employees and to the management of existing personnel.

Gold Colloid

BBI has built up a substantial knowledge base in gold colloids and conjugation techniques which bind specific markers to gold. This has enabled BBI to offer a conjugation service to diagnostics companies and manufacture conjugates that can be used as detector reagents in test systems.

IMI Licence

In June 2005, BBI entered into a licence agreement with IMI giving it further access to IMI lateral flow patents, which cover products that BBI currently develops and manufactures for itself and for clients. This enables BBI to offer additional development and manufacturing services to clients which may have previously infringed IMI patents. Clients working with BBI on lateral flow diagnostic test development are now better protected from legal challenges and will have the freedom to operate without being concerned that they could be challenged by IMI when commercialising their products. This has seen BBI win a number of new development and rapid test manufacturing contracts during the year.

Earnings per share

[GRAPHIC]

Financial review

Revenue

There has been a 53% increase in revenues during the year together with an 80% increase in operating profit. This growth has been achieved across all areas of the business and as a result of our successful acquisitions.

Gross Margin and Underlying Operating Profit

The gross profit percentage on sales has increased to 66% (2006: 61%). The margin increase has been achieved through greater sales of higher margin GlucoGel and gold colloid products combined with increased margins in other areas such as development.

Administrative expenses including goodwill amortisation, and the FRS 20 share based payment charge were £4.78 million (2006: £2.94 million). The goodwill amortisation increased to £0.45 million (2006: £0.28 million), with other administrative expenses increasing to £4.18 million (2006: £2.53 million). The main areas of increase are staff £0.86 million, establishment costs £0.20 million, and a bad debt provision of £0.16 million mainly in relation to one customer which is currently in the process of obtaining further investment.

The operating profit rose 80% to £1.89 million (2006: £1.05 million) with our profit before tax increasing 86% to £1.83 million (2006: £0.98 million), this increase coming as our interest receivable £0.03 million (2006: £0.03 million) and interest payable £0.09 million (2006: £0.09 million) remained constant year-on-year.

Taxation

The taxation charge for the year was £0.60 million (2006: £0.27 million), reflecting the higher profit in the current year. The effective tax rate for the group increased to 32.6% (2006: 27.7%). A reconciliation of the effective tax rate is included in note 6 to the financial statements.

[GRAPHIC]

The Board will continue to evaluate potential acquisitions and third party collaborations/agreements which can enhance the earnings of the group.

Earnings per Share

Basic earnings per share increased to 4.7p per share (2006: 3.2p per share). Diluted earnings per share, after taking into consideration share options and convertible loan stock in existence, increased to 3.6p per share (2006: 2.4p per share).

Dividends

A maiden dividend of 0.5p per share was paid in October 2006, and the directors agreed a further dividend of 0.5p per share to existing shareholders on the register immediately prior to the completion of the acquisition of Theratase Plc.

Capital Expenditure

The company has invested £631,000 during the year on automation, tooling, and the general infrastructure of the group.

Capital Structure

On 15 May 2006, the group issued 3,225,807 shares to raise £3.0 million before expenses (£2.7m net) through a placing of new ordinary shares, with £2.2m to be used to satisfy the cash element of the consideration for the purchase of Alchemy and £0.5 million to provide additional working capital for the group. Additional ordinary shares of 786,026 were also issued in consideration for this acquisition. Further shares of 332,921 were issued in relation to the share element of the Qnostics acquisition in July 2006.

Cash Flow

There was a net cash inflow from operating activities of £1.38 million (2006: £1.51 million). Even though there was an increased operating profit of £1.89 million (2006: £1.05 million), the cash flow showed a decrease because of the high level of debtors at the year end due to excellent final quarter sales and two outstanding debtors of £0.6 million. This cash will flow into the business during the coming financial year.

The cash generated from operating activities in the year was utilised to acquire fixed assets investments, tangible fixed assets, taxation and the payment of the maiden dividend. This combined with the funds and debt raised and utilised in relation to our acquisitions during the year, still left the group with £1.49 million (2006: £1.45 million) of cash balances.

International financial reporting standards

In June 2004, the Council of the European Union adopted a Regulation requiring listed companies in Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) from 2005. In 2005, it was decided that AIM listed companies do not need to file their financial statements under IFRS until 2007/08. The first annual report prepared under IFRS will be that for the year ending 31 March 2008. The first financial results announcement prepared in accordance with IFRS will be that for the first half of 2007/08. The group has initiated a project to plan for and implement the conversion from UK GAAP to IFRS.

Future outlook

The group continues to operate in a competitive market and the Board will be reviewing the current structure of the business in light of recent acquisitions to ensure a cost-effective structure is in place to enable the business to further capitalise on its growth potential.

In addition, the Board will continue to evaluate potential acquisitions and third party collaborations/agreements which can enhance the earnings of the group.

Julian Baines
Chief Executive Officer
27 July 2007

Board of Directors and Advisers

[GRAPHIC]

David Evans BCom, CA, MBA (aged 47)
Non-executive Chairman

David has considerable expertise within the diagnostic industry. As Financial Director, he was a key member of the team that floated Shield Diagnostics Group Plc in 1993 and was Chief Executive Officer responsible for the merger of Shield Diagnostics Group Plc with Axis Biochemicals ASA of Norway in 1999 to create Axis Shield Plc, which he left in November 2000. He was appointed to the Board of BBI in January 2001 and is also currently involved in a non-executive capacity with several other companies.

[GRAPHIC]

Julian Baines (aged 43)
Chief Executive

Julian has considerable expertise in sales and quality assurance within the diagnostic industry. Prior to his appointment as sales director, he ran his own quality assurance consultancy, specialising in the diagnostic industry with a worldwide customer base. He was responsible for the management buy-out in November 2000 and for securing the high-profile development contracts won by BBI.

[GRAPHIC]

Richard Lamotte BSc, MSc, PhD (aged 45)
Executive Director

Richard has over 20 years’ experience of the diagnostic market, and specialises in lateral flow assay development, manufacture, automation and equipment. Richard founded Alchemy Laboratories in 1997. Prior to this, in 1984 he graduated from Napier University with a BSc (Hons) in Biological Sciences. Prior to setting up Alchemy Laboratories, he was the Technical Director for Omega Laboratories and has twice (in 1994 and 1999) won the regional John Logie Baird Award. Richard was appointed to the Board on 16 May 2006.

As of 15 May 2007 following the acquisition of Theratase PLC, additional appointments to the board were made:

John Chesham

PhD, MBA (aged 48), Executive Director

Colin Anderson

BAcc, ACMA (aged 49), Finance Director

Philip Percival

MBA (aged 60) Non-executive Director

[GRAPHIC]

Jonathan Gregory BSc, FCA (aged 46)
Non-Executive Director

Jonathan qualified as a chartered accountant in 1985. He is a partner of Matrix Private Equity Partners which he joined in 1995. Jonathan has over twenty years experience working with unquoted companies. He joined the Board of BBI in November 2000 at the time of the management buy-out.

[GRAPHIC]

Kevin Wilson BSc, MSc, PhD (aged 56)
Non-Executive Director

Kevin is currently a consultant for Zeus Capital which he joined in 2003. Previously, he worked in corporate finance at Old Mutual Securities. Prior to that, he was in corporate finance at NatWest Markets. Kevin is a visiting fellow at the Manchester Business School, Honorary Senior Lecturer in Finance and Accounting at the University of Lancaster and also lectures annually at the University of Geneva Institute for Monetary and Banking Studies.

Secretary

Mr Stephen Young

Registered Office

Golden Gate
Ty Glas Avenue
Llanishen
Cardiff
CF14 5DX

Bankers

Barclays Bank PLC
Corporate Banking Centre
PO Box 1015, 3rd Floor
Windsor Court, 3 Windsor Place
Cardiff
CF10 3ZL

Solicitors

Berry Smith Solicitors
Haywood House
Dumfries Place
Cardiff
CF10 3GA

Auditors

Deloitte & Touche LLP
Chartered Accountants
Bleinheim House
Fitzalan Court
Newport Road
Cardiff
CF24 0TS

Registrars

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Nominated Adviser and Broker

Teather & Greenwood
Beaufort House
15 St Botolph Street
London
EC3A 7QR

Financial PR

Parkgreen Communications Ltd
Pegasus House
37-43 Sackville Street
London
W1S 3EH

Accounts

Directors’ Report	13
Corporate Governance	15
Directors’ Remuneration Report	17
Statement of Directors’ Responsibilities	19
Independent Auditors’ Report	20
Consolidated Profit and Loss Account	21
Consolidated Balance Sheet	22
Company Balance Sheet	23
Consolidated Cash Flow Statement	24
Notes to the Financial Statements	25
Notice of Annual General Meeting	40
Glossary	IBC

Directors’ Report

The directors present their annual report and the audited financial statements for the year ended 31 March 2007.

The directors’ report is prepared for the members of the company and should not be relied upon by any other party or for any other purpose. Where the directors’ report (including the performance highlights, the Chairman’s statement, and the Chief Executive’s review) contain forward-looking statements, these are made by the directors in good faith based on the information available to them at the time of their approval of this report. Consequently, such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying such forward-looking statements of information.

Principal activities

The company is the holding company for a group which specialises in the development and manufacture of non-invasive lateral flow tests, and the distribution of diabetes products.

Business review

A review of the business of the group including the performance during the financial year is set out in the Chief Executive’s review on page 6. A list of the principal risks and uncertainties facing the group is set out in the Chief Executive’s review on page 7. The Chief Executive’s review also includes details of expected future developments in the business of the group on page 9. These disclosures form part of this report.

Details of significant events since the balance sheet date are contained in note 31 to the financial statements.

Dividends

The board paid a maiden dividend of 0.5p per share in October 2006, and the directors proposed an interim dividend of 0.5p per share (2006: £nil) immediately prior to the completion of the acquisition of Theratase Plc on 15 May 2007.

Directors

The directors are as follows:

David Evans BCom, CA, MBA (aged 47)
Non-Executive Chairman

David has considerable expertise within the diagnostic industry. As Financial Director, he was a key member of the team that floated Shield Diagnostics Group Plc in 1993 and was Chief Executive Officer responsible for the merger of Shield Diagnostics Group Plc with Axis Biochemicals ASA of Norway in1999 to create Axis Shield Plc, which he left in November 2000. He was appointed to the board of BBI in January 2001 and is also currently involved in a non-executive capacity with several other companies.

Julian Baines (aged 43), Chief Executive

Julian has considerable expertise in sales and quality assurance within the diagnostic industry. Prior to his appointment as sales director, he ran his own quality assurance consultancy, specialising in the diagnostic industry with a worldwide customer base.

He was responsible for the management buy-out in November 2000 and for securing the high-profile development contracts won by BBI.

Richard Lamotte BSc, MSc, PhD (aged 45), Executive Director

Richard has over 20 years’ experience of the diagnostic market, and specialises in lateral flow assay development, manufacture, automation and equipment. Richard founded Alchemy Laboratories in 1997. Prior to this, in 1984 he graduated from Napier University with a BSc (Hons) in Biological Sciences. Prior to setting up Alchemy Laboratories, he was the Technical Director for Omega Laboratories and has twice (in 1994 and 1999) won the regional John Logie Baird Award. Richard was appointed to the board on 16 May 2006.

John Chesham PhD, MBA (aged 48), Executive Director

John joined Theratase in 1995 as Quality Manager and soon afterwards became the Operations Manager for the Theratase diagnostics division. Prior to this, he had worked as a research and development manager with several leading immunodiagnostic companies. In 1998 due to his extensive market and product knowledge, he became Managing Director of Biozyme Laboratories. Having played a major role in restructuring the Theratase group, he was promoted to Chief Executive in 1999. John joined the BBI board on the acquisition of Theratase Plc and continues to manage Theratase’s UK operating business Biozyme.

Colin Anderson BAcc, ACMA (aged 49), Finance Director

Colin has extensive experience in both large and small companies. He has worked in a variety of technology industries including telecommunications and IT software and services. Prior to joining Theratase, he worked in senior finance roles in the UK and Australia, as well as spending two years as a manufacturing manager, and five years as joint managing director of his own computer company. Colin joined Theratase over ten years ago as Financial Controller, and became Finance Director in 1999, as well as Company Secretary in 2006. Colin joined the board on the acquisition of Theratase Plc as Finance Director of the enlarged group.

Jonathan Gregory BSc, FCA (aged 46)
Non-Executive Director

Jonathan qualified as a chartered accountant in 1985. He is a partner of Matrix Private Equity Partners which he joined in 1995. Jonathan has over twenty years experience working with unquoted companies. He joined the board of BBI in November 2000 at the time of the management buy-out.

Kevin Wilson BSc, MSc, PhD (aged 56)
Non-Executive Director

Kevin is currently a consultant for Zeus Capital which he joined in 2003. Previously, he worked in corporate finance at Old Mutual Securities. Prior to that, he was in corporate finance at NatWest Markets. Kevin is a visiting fellow at the Manchester Business School, Honorary Senior Lecturer in Finance and Accounting at the University of Lancaster and also lectures annually at the University of Geneva Institute for Monetary and Banking Studies.

Philip Percival MBA (aged 60), Non-Executive Director Philip has over 30 years experience in fund management, management consultancy and venture capital, and is a director of SG Capital Europe Ltd. Prior to his work with SG, he was a Managing Director of EM Warburg Pincus & Co, one of the leading US venture capital firms, where he specialised in Healthcare investments. Philip has considerable experience of the role of the board with smaller companies and of dealing with complex strategic and financial issues. He became Non-executive chairman of Theratase Plc in March 1999, and joined the BBI board as a non-executive director upon its acquisition of Theratase in May 2007.

Directors’ interests

The current directors of the company, who served throughout the financial year unless stated otherwise, are as set out on pages 10 and 11.

The beneficial interests of the directors serving during the financial year are set out in the directors’ remuneration report on page 17.

Substantial interests

Other than the directors’ interests (refer to remuneration report), the substantial holdings of the company’s share capital that have been notified as at 27 July 2007 are as follows:

		Percentage
	Number of 2.5p	of issued
Shareholder	ordinary shares	ordinary shares

Inverness Medical Innovations Inc	5,208,333	12.2%
Legal & General Investment Management	3,402,275	8.0%
Lehman Brothers	2,134,699	5.0%
New Star Asset Management	1,750,000	4.1%
Cavendish Asset Management	1,603,600	3.8%
Hermes Pension Management	1,499,817	3.5%
Cavendish Nominees	1,382,277	3.3%

Research and development

The group continues an active programme of research and development, the costs of which in the year amounted to £343,000 (2006: £276,000).

Creditor payment policy

The group agrees terms and conditions for its business transactions with suppliers. Payment is made in accordance with these terms, subject to the terms and conditions being met by the suppliers. Trade creditors of the group at 31 March 2007 were equivalent to 37 (2006: 37) days purchases based on the average daily amount invoiced by suppliers during the year.

Charitable and political contributions

During the year, charitable donations by the group amounted to £316 (2006: £1,020). No political donations were made during the year (2006: £nil).

Employees

BBI involves all its employees in its objectives, plans and performance and on other relevant matters of interest to employees through various communication methods and regular company meetings. The group is an equal opportunities employer and does not discriminate in the recruitment and promotion of staff. All employees, if qualified, are entitled to receive shares options within the group’s share option schemes.

The company’s policy is to recruit disabled employees for those vacancies that they are suitable to fill. Arrangements are made, where possible, for retraining employees who become disabled, to enable them to perform the duties identified as appropriate to their aptitudes and abilities.

Auditors

In the case of each of the persons who are directors of the company at the date when this report is approved:

•                  so far as each of the directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the company’s auditors are unaware; and

•                  each of the directors has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information (as defined) and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

Deloitte & Touche LLP have indicated their willingness to continue in office as the company’s auditors and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

By order of the board

Stephen Young
Company Secretary
27 July 2007

Corporate Governance

Code of practice

BBI is committed to maintaining high standards of corporate governance. As an AIM company, the directors are not required to provide corporate governance and directors’ remuneration disclosures, therefore the company has adopted the AIM Model Code and the company intends to comply, as far as is practicable given the size and constitution of the board, with the Principles of Good Governance and Code of Best Practice applicable to companies who are listed on the Official List of the UKLA (the ‘FRC 2003 Combined Code’).

Throughout the year ended 31 March 2007, the company has been in compliance with the Code provisions set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance except for the following matters:

Provision A.6.1, Performance evaluation: The board has not undertaken a performance evaluation process during the year ended 31 March 2007 of the executive and non-executive directors as it is not considered necessary in view of the small size of the board.

The board of directors

At 31 March 2007, the board comprised a Chairman (non-executive), two executive directors and two non-executive directors, the change to the previous year-end being the appointment of Richard Lamotte on 16 May 2006. The non-executive directors are considered by the board to be independent in character and judgement; the board does not consider the fact that the non-executive directors hold shares and share options in the company impairs their independence. Kevin Wilson (non-executive) is the senior independent non-executive director. On 15 May 2007, the board appointed the two new executive directors in John Chesham and Colin Anderson and a further non-executive director in Philip Percival.

One third of the directors must be subject to retirement by rotation and can then submit themselves for re-election each year. Mr Jonathan Gregory and Mr Kevin Wilson will be retiring this year and will submit themselves for re-election at the AGM. The board recommends their reappointment.

The board is responsible for determining that the group is managed so as to maintain the business and achieve consistent long-term financial growth. The board will set major policies and monitor the implementation of these by the Chief Executive, whilst delegating more detailed matters to its committees and officers including the Chief Executive, Finance Director, Company Secretary and subsidiary company board directors.

The board holds regular meetings, where it approves major decisions, including significant items of capital expenditure, investments, treasury and dividend policy. The board also approves the annual group budget, and performance against budget is reviewed by the board at the meetings. Ten meetings were held during the year at which all directors were present (with the exception of Kevin Wilson and Jonathan Gregory who each missed one meeting).

Board papers including a report from the Chief Executive, and reports from Finance, Technical, Sales and Operations are circulated in advance of each board meeting. There is also a regular flow of written and verbal information between directors irrespective of the timing of these meetings. The Company Secretary attends all board meetings and is responsible for ensuring board procedures are properly followed.

The terms and conditions of appointment of non-executive directors are available for inspection at the company’s registered office during normal business hours.

The scope and composition of the committees are detailed below:

The audit committee

It met four times during the year and consists of two non-executive directors – Jonathan Gregory (chair of the committee) and Kevin Wilson, both of whom attended all meetings. The committee deals with monitoring the quality of internal control, ensuring that the financial performance of the company is properly measured and reported on and also ensures proper accounting standards and the application of the group’s accounting polices are adhered to; meeting with the auditors and reviewing reports from the auditors relating to accounting and internal controls. The group also considers the objectivity and independence of its auditors by a process of assessment and keeping the scope of the non-audit service and non-audit fees under review.

Deloitte & Touche LLP were appointed as the group’s auditors in 1999. The board is aware of the importance of maintaining the independence of the group auditors, and does not contract for additional services from them which would compromise their audit independence. Additional services are also subject to appropriate market testing.

The audit committee keeps under review the nature and extent of audit and non-audit services provided to the group by the auditors. During the year, the committee formalised its policy and approved a set of procedures in relation to the appointment of the group’s auditors to undertake audit and non-audit work.

Under this policy, the award to the group’s auditors of audit-related services, tax consulting services or other non-audit related services in excess of £10,000 must first be approved by the Chairman of the audit committee. In addition, the group’s auditors will be required to make a formal report to the audit committee annually on the safeguards that are in place to maintain their independence and the internal safeguards in place to ensure their objectivity.

The board has considered the need to introduce a group internal audit function but has decided that the current control mechanisms are appropriate in the context of the size and complexity of the group. The board continues to review this position.

The audit committee has also put a whistle-blowing policy in place, which it regularly reviews.

The remuneration committee

It met twice during the year and consists of three non-executives – Kevin Wilson (chair of the committee), David Evans and Jonathan Gregory; all were present at each meeting.

The committee reviews the performance of executive directors and sets the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of the shareholders. The remuneration committee also makes recommendations to the directors concerning the allocation of share options to employees. No director is permitted to participate in discussions or decisions concerning his own remuneration.

The nominations committee

It met once during the year and consists of three non-executives – David Evans (Chairman), Kevin Wilson and Jonathan Gregory; all were present at the meeting. The committee reviews the board structure and composition, and will identify and nominate candidates to fill board vacancies as they arise.

The company also has an administrative committee which deals with minor administrative matters; any two directors may form a quorum for this committee.

Internal control

The board has overall responsibility for the system of internal control and for reviewing its effectiveness throughout the group. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

An ongoing process for identifying, evaluating and managing significant risks faced by the group has been in place since 28 April 2004 to the date of approval of the annual report and financial statements, and that process is regularly reviewed by the board. The review of the effectiveness of the group’s systems of internal controls for the year ended 31 March 2007 and up to the period 27 July 2007 has been carried out by the audit committee on behalf of the board.

Relations with shareholders

The board acknowledges that its primary role is to represent and promote the interests of shareholders. The board is accountable to shareholders for the performance and activities of the group. The board encourages participation at the Annual General Meeting at which a detailed review of the business and objectives of the group are given to shareholders. The company proposes separate resolutions at the AGM for each substantially separate issue, and there is always an individual resolution relating to the annual report and financial statements. The Chairman and Chief Executive meet major shareholders several times a year, and financial results are reported to them every six months.

Going concern

After making enquiries, the board has a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they have continued to adopt the going concern basis in preparing the financial statements.

Directors’ Remuneration Report

This report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors’ remuneration.

The regulations require the auditors to report to the company’s members on the ‘auditable part’ of the directors’ remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information

Remuneration committee

The committee meets as required to set the remuneration and other terms and conditions of employment of executive directors and the company’s policy on remuneration of the senior executives within terms of reference agreed by the board. The committee consists of its chairman Kevin Wilson, David Evans and Jonathan Gregory.

Remuneration policy

The committee follows certain fundamental principles in deciding levels of remuneration. This includes providing base salary, which reflects the current stage of development of the group, and aligning the interests of those executives with those of its shareholders through the use of share options and bonuses linked to, amongst other things, the development of the group. The remuneration of non-executives is determined by the board as a whole.

Basic salary

This is determined by the committee generally during March each year; in addition to basic salary, the executive directors receive other benefits, mainly car allowance and private medical insurance.

Incentive schemes/share option schemes

The executive directors can be eligible for an annual performance bonus based on the performance of the group and a number of quantitative and qualitative factors including the financial results and prospects of the company. The committee has reviewed various methods of providing long-term incentives, and it remains satisfied that, for the present, given the size and nature of the group, share options remain the incentive which is best aligned to shareholder interests.

Pensions

The group operates a group personal plan for all employees and executive directors who wish to participate.

Audited information

Directors’ emoluments

				Total	Total
	Fees/basic	Benefits	Annual	2007	2006
	salary	in kind	bonus	£000’s	£000’s
Executive
Julian Baines	138	11	10	159	144
Richard Lamotte	88	5	—	93	—
Non-executive
David Evans	30	—	—	30	25
Jonathan Gregory	23	—	—	23	20
Kevin Wilson	20	—	—	20	20
Aggregate emoluments	299	16	10	325	209

Directors’ pension contributions

	2007	2006
	£’000	£’000
Julian Baines	5	5
Richard Lamotte	4	—

Directors’ interests in the ordinary shares of BBI Holdings Plc

	31 March 2007	1 April 2006
	ordinary	ordinary
Director (holder of 2.5p ordinary shares)	share capital	share capital
Julian Baines	1,503,318	1,578,318
Richard Lamotte	786,026	—
David Evans	303,404	303,404
Jonathan Gregory	—	—
Kevin Wilson	146,000	146,000

The directors have no interests in the shares of the subsidiary companies.

On 7 December 2006, Julian Baines sold 75,000 ordinary shares for 145p each.

Directors’ share options
Details of the share options held by the directors at 31 March 2007 are set out below:

	Granted in
	year and at	Exercise	Exercisable
Director	31 March 2007	price	from	Expiry date

Julian Baines:
EMI Scheme	212,765	47p	27.04.2007	26.04.2014
Unapproved Scheme	853,735	47p	28.04.2007	27.04.2014
David Evans	639,875	47p	26.04.2007	25.04.2014

There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

The market price of the ordinary shares at 31 March 2007 was 146.5 pence per share, and the range during the year was 95.5 pence per share to 154.5 pence per share.

Approved by the board

Kevin Wilson
Non-Executive Director
27 July 2007

Statement of Directors’ Responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

United Kingdom company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

(a)                     select suitable accounting policies and then apply them consistently;

(b)                    make judgements and estimates that are reasonable and prudent;

(c)                     state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

(d)                    prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors’ Report to the Members of BBI Holdings Plc

We have audited the group and parent company financial statements (the ‘financial statements’) of BBI Holdings Plc for the year ended 31 March 2007 which comprise the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors’ report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section, and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman’s statement, the Chief Executive’s review and the Directors’ Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion

In our opinion:

•                  the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group’s and the parent company’s affairs as at 31 March 2007 and of the group’s profit for the year then ended;

•                  the financial statements have been properly prepared in accordance with the Companies Act 1985; and

•                  the information given in the directors’ report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Cardiff
United Kingdom
27 July 2007

Consolidated Profit and Loss Account
Year ended 31 March 2007

			2006
			As restated
		2007	(see note 1)
	Note	£’000	£’000
Turnover	2	9,732	6,351

Cost of sales		(3,345)	(2,453)

Gross profit		6,387	3,898

Administrative expenses:
Goodwill amortisation		(450)	(276)
Share-based payments charge		(152)	(135)
Other administrative expenses		(4,181)	(2,528)

Total administrative expenses		(4,783)	(2,939)

Other operating income		285	86

Operating profit	4	1,889	1,045

Interest receivable and similar income		33	28
Interest payable and similar charges	5	(92)	(90)

Profit on ordinary activities before taxation		1,830	983
Tax on profit on ordinary activities	6	(597)	(272)
Profit for the financial year	23	1,233	711

Earnings per ordinary share (pence)	7	4.7	3.2

Diluted earnings per ordinary share (pence)	7	3.6	2.4

All activities derive from continuing operations.

There have been no recognised gains and losses for the current or prior financial years other than as stated in the profit and loss account and, accordingly, no separate statement of total recognised gains and losses is presented.

Consolidated Balance Sheet
as at 31 March 2007

			2006
		2007	as restated
	Note	£’000	£’000
Fixed assets
Intangible assets	9	9,753	4,666
Tangible assets	11	1,904	1,472
Investments	12	784	293

		12,441	6,431

Current assets
Stocks	13	583	446
Debtors	15	2,934	1,104
Current asset investments	14	7,500	—
Cash at bank and in hand		1,490	1,452

		12,507	3,002

Creditors: amounts falling due within one year	17	(9,876)	(1,115)

Net current assets		2,631	1,887

Total assets less current liabilities		15,072	8,318

Creditors: amounts falling due after more than one year	18	(1,670)	(965)
Provisions for liabilities	20	(956)	(75)

Net assets		12,446	7,278

Capital and reserves
Called up share capital	21	669	560
Share premium account	23	10,793	6,985
Profit and loss account	23	984	(267)

Total shareholders’ funds	23	12,446	7,278

These financial statements were approved by the Board of Directors on 27 July 2007.

Signed on behalf of the Board of Directors.

Julian Baines
Director
27 July 2007

Company Balance Sheet
as at 31 March 2007

			2006
		2007	as restated
	Note	£’000	£’000
Fixed assets
Investments	12	9,580	4,300

Current assets
Debtors due within one year	15	457	75
Debtors due after more than one year	15	5,226	3,452
Current asset investment	14	7,500	—
Cash at bank and in hand		3	3

		13,186	3,530

Creditors: amounts falling due within one year	17	(7,882)	(18)

Net current assets		5,304	3,512

Total assets less current liabilities		14,884	7,812

Creditors: amounts falling due after more than one year	18	(975)	—
Provisions for liabilities	20	(315)	—

Net assets		13,594	7,812

Capital and reserves
Called up share capital	21	669	560
Share premium account	23	10,793	6,985
Profit and loss account	23	2,132	267

Total shareholders’ funds	23	13,594	7,812

These financial statements were approved by the Board of Directors on 27 July 2007.

Signed on behalf of the Board of Directors.

Julian Baines
Director
27 July 2007

Consolidated Cash Flow Statement

year ended 31 March 2007

		Year ended
		31 March
		2007	2006
	Note	£’000	£’000
Net cash inflow from operating activities	27	1,380	1,511

Returns on investments and servicing of finance
Interest received		33	28
Interest paid		(92)	(109)

Net cash outflow from returns on investments and servicing of finance		(59)	(81)

Taxation
Corporation tax paid		(366)	(11)

Capital expenditure and financial investment		(477)	(340)
Payments to acquire tangible fixed assets		(491)	(293)
Payments to acquire fixed asset investments		(25)	(25)
Payments to acquire intangible fixed assets

Net cash outflow from capital expenditure and financial investment		(993)	(658)

Equity dividends paid during the year		(134)	—

Acquisitions
Payments to acquire unincorporated businesses		(1,127)	(1,038)
Payments to acquire subsidiaries		(4,444)	—
Net cash with subsidiaries		2,087	—

Net cash outflow from investing activities		(3,484)	(1,038)

Net cash outflow before use of liquid resources and financing		(3,656)	(277)

Management of liquid resources
Cash placed on short-term deposit		(7,500)	700

		(7,500)	700
Financing
Issue of ordinary share capital		3,000	911
Fees in relation to issue of new shares		(328)	—
New borrowings – bank loan		1,350	—
New borrowings – convertible loan		7,500	—
New hire purchase agreement		10	—
Fees in relation to new borrowing		(31)	—
Repayment of borrowings		(293)	(286)
Hire purchase repayments		(14)	(37)

Net cash inflow from financing		11,194	588

Increase in cash in the year	28,29	38	1,011

Notes to the Financial Statements

Year ended 31 March 2007

1. ACCOUNTING POLICIES

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted, which have been applied consistently throughout the current and the prior financial year, are described below, the one exception to this being the adoption of FRS 20, Share-based payments, which has been applied since 1 April 2006.

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The financial statements consolidate the financial information of the company and its subsidiaries drawn up to each year-end using the acquisition accounting method.

Goodwill and intangible fixed assets

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written-off on a straight-line basis over its useful economic life, which is 20 years. Provision is made for any impairment.

Tangible fixed assets

Tangible fixed assets are stated at cost less provision for accumulated depreciation. Freehold land is not depreciated. On other assets, depreciation is calculated so as to write-off the cost of the tangible fixed asset concerned over its expected useful economic life. The annual rates of depreciation are as follows:

Fixtures, fittings and equipment	20-33% straight-line
Freehold buildings	2% straight-line

Stocks

Stocks are valued at the lower of cost and net realisable value.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Turnover and revenue recognition

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales-related taxes.

Revenue is recognised on despatch of the related goods. For revenue in respect of research and development contracts, the revenue is recognised as it is earned under the terms of the contract.

Leases

Assets obtained under finance lease and hire purchase contracts are capitalised at their fair value on acquisition and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease rentals in proportion to the capital element outstanding. Operating lease rentals are charged to income in equal amounts over the lease term.

Pension costs

The group operates a defined contribution pension scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

Grants

Revenue grants are released to the profit and loss account in line with the related expenditure.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date.

Finance costs

The costs of arranging term finance are capitalised and amortised over the term of the loan.

Financial instruments

The group does not utilise any derivative instruments and does not hedge its foreign currency translation exposure.

Share-based payments

The group has applied the requirements of FRS 20 to all grants of equity instruments after 7 November 2002 that were unvested at 1 April 2006.

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured by use of the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

		2006
	2007	As restated
	£’000	£’000
Profit for the financial year under old accounting policies	1,385	806
FRS 20 Share-based payments	(152)	(135)
FRS 20 Share-based payments – deferred tax asset	—	40

Profit for the financial year under new accounting policies	1,233	711

A deferred tax asset of £75,000 has been recognised on the prior year adjustment for the adoption of FRS20. £40,000 of the asset has been recognised during 2006. FRS20 requires a corresponding credit entry to be booked in retained earnings and therefore the recognition of the deferred tax asset is the only impact on the net assets.

2. TURNOVER

	2007	2006
	£’000	£’000
By class of business
Diagnostics	6,979	4,515
Healthcare	2,753	1,836

	9,732	6,351

Geographical analysis by destination
United Kingdom	4,027	2,452
Other European countries	1,809	1,102
North America	3,254	2,206
Rest of the world	642	591

	9,732	6,351

The profit before tax of the Healthcare division was £1,326,000 and the net assets were £924,000. The prior year comparatives for profit before tax and net assets are not available as the business was hived off into BBI Healthcare Limited on 1 April 2006. Previously the information was included within another company. Only comparative turnover can be given. The group’s remaining results relate to the diagnostics division and to corporate activities.

The group’s activities originate in the United Kingdom, with the exception of the revenue generated by BBI Research Inc. Revenue generated by BBI Research Inc was £273,949 (2006: £nil), which achieved a profit before tax of £132,871 (2006: £nil) and net assets of £149,416 (2006: £nil).

Acquisitions have contributed £1,685,000 to turnover for the year ended 31 March 2007.

3. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

Details of the directors’ remuneration, pension contributions, other benefits and share options are given in the directors’ remuneration report on pages 17 and 18.

	The Group		The Company
	2007	2006	2007	2006
	No.	No.	No.	No.
Average number of persons employed
Directors	5	4	4	4
Sales and despatch	21	10	—	—
Development and manufacture	84	57	—	—
Administration	20	12	—	—

	130	83	4	4

	£’000	£’000	£’000	£’000
Staff costs during the year (including directors)
Wages and salaries	3,013	1,826	138	129
Social security costs	260	164	23	15
Pension costs	98	56	5	5

	3,371	2,046	166	149

Richard Lamotte was remunerated by Alchemy Laboratories Limited, a subsidiary company.

4. OPERATING PROFIT

	2007	2006
	£’000	£’000
Operating profit is after charging/(crediting)
Amortisation	450	276
Depreciation
Owned assets	171	88
Leased assets	28	28
Auditors’ remuneration
Audit	40	24
Tax services	4	15
Other services (grant audit/interim review)	12	7
Operating lease charges
Plant and machinery	49	42
Foreign exchange losses and (gains)	58	(23)
Research and development expenditure	343	276
Revenue grants receivable	(103)	(86)

5. INTEREST PAYABLE AND SIMILAR CHARGES

	2007	2006
	£’000	£’000

Bank loans	87	109
Hire purchase	5	4
Adjustment arising from discounting	—	(23)

	92	90

6. TAX ON PROFIT ON ORDINARY ACTIVITIES

		2006
	2007	As restated
	£’000	£’000
Current taxation
United Kingdom corporation tax:
Current tax on income for the year at 30% (2006: 30%)	640	232
Adjustment in respect of prior years	10	—

Total current tax	650	232

Deferred tax
Timing differences, origination and reversal	(53)	84
Adjustment in respect of prior years	—	(44)

	(53)	40

	597	272

The difference between the total current tax shown on the previous page and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

		2006
	2007	As restated
	£’000	£,000
Profit on ordinary activities before tax	1,830	983

Tax on profit on ordinary activities before tax at 30% (2006: 30%)	549	295

Factors affecting charge for the year
Expenses not deductible for tax purposes	34	59
Provisions not deductible for tax purposes	16	—
Amortisation of goodwill	94	—
Tax losses	(4)	(85)
Capital allowances in excess of depreciation	(3)	—
Other	(2)	—
FRS 20 charge	46	40
Prior year adjustments	10	—
Research and development tax relief	(60)	(60)
Non-taxable income	—	(6)
Differences in tax rates – overseas and subsidiaries	(30)	(11)

Current tax charge for the year	650	232

The tax rate in the UK will be 2% lower in future years.

7. EARNINGS PER SHARE

Earnings per ordinary share has been calculated by dividing the profit after taxation for the period by 26,145,391 (2006: 21,659,297), being the weighted average number of ordinary shares of the company in issue in the year.

Diluted earnings per ordinary share has been calculated by dividing the profit after taxation for the period by 34,176,263 (2006: 29,228,116), being the weighted average number of ordinary shares of the company in issue in the year after accounting for share options and convertible loan stock in issue.

8. PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY

As permitted by s.230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The profit after tax of the parent company for the year was £1,847,000 (2006: £16,000 loss as restated).

9. INTANGIBLE FIXED ASSETS

Goodwill
Group	£’000
Cost
At 1 April 2006	5,755
Additions	5,537

At 31 March 2007	11,292

Amortisation
At 1 April 2006	1,089
Charge for the year	450

At 31 March 2007	1,539

Net book value
At 31 March 2007	9,753

At 31 March 2006	4,666

Additions during the year relate to the acquisitions of Alchemy Laboratories Limited, Qnostics Limited, CDx Limited, Audiometrics Limited and the ‘Simplify’ and ‘SimpliRed’ product acquisition from Agenix in Australia.

10. ACQUISITIONS

During the year, the group made the following acquisitions. The following table sets out the book and fair value of the identifiable assets and liabilities acquired.

			CDx/	Agenix
	Alchemy	Qnostics	Audiometrics	Products
	£’000	£’000	£’000	£’000
Net assets acquired:
Tangible fixed assets	52	7	—	105
Stocks	103	—	2	—
Debtors	262	48	13	—
Cash	2,087	—	—	—
Creditors	(414)	(52)	(14)	—

Net assets	2,090	3	1	105
Goodwill	3,190	579	315	1,453

Purchase consideration	5,280	582	316	1,558

Satisfied by:
Cash consideration	4,065	163	216	1,127
Deferred contingent consideration	315	60	100	431
Shares	900	359	—	—

	5,280	582	316	1,558

The group acquired 100% of the share capital of Alchemy Laboratories Limited in May 2006. The deferred contingent consideration is payable based on a percentage of the gross margin earned on one specific contract for the three years post acquisition. Provisions made at 31 March 2007 are based on actual results for the first year since acquisition and forecast for the following two years.

The group acquired 100% of the share capital of Qnostics Limited in July 2006. The deferred contingent consideration is payable based on a percentage of excess turnover over agreed thresholds in each of the three years post acquisition. Provisions made at 31 March 2007 are based on actual results for the first year since acquisition and forecast for the following two years.

The group acquired 100% of the share capital of CDx Limited and Audiometrics Limited (a non-trading company) in July 2006. Deferred contingent consideration is based on achieving two milestones – each milestone triggers a payment of £50,000. Immediately post acquisition, the trade and assets were hived up to BBI Healthcare Limited.

The group acquired certain trade and assets from Agenix in Australia on 4 March 2007. The deferred contingent consideration relates to an element retained until successful transfer of the manufacturing process to BBI is complete.

Acquisitions have contributed £1,685,000 to turnover for the year ended 31 March 2007.

The table below sets out the summarised profit and loss account for Alchemy Laboratories Limited, CDx Limited and Qnostics Limited from 1 January 2006 to the date of acquisition – 16 May 2006 for Alchemy Laboratories Limited, 4 July 2006 for CDx Limited and 19 July 2006 for Qnostics Limited.

		Alchemy
	CDx	Laboratories	Qnostics
	Limited	Limited	Limited
	£’000	£’000	£’000
Turnover	38	567	262
Cost of sales	(19)	(129)	(169)

Gross profit	19	438	93
Other operating expense	(12)	(214)	(108)
Other operating income	2	—	—

Operating profit/(loss)	9	224	(15)
Finance charges (net)	(5)	24	—
Profit on disposal of investments	—	394	—

Profit/(loss) on ordinary activities before taxation	4	642	(15)
Tax on profit/(loss) on ordinary activities	—	(153)	—

Profit/(loss) for the financial period	4	489	(15)

11. TANGIBLE FIXED ASSETS

	Freehold	Fixtures,
	land and	fittings &
	buildings	equipment	Total
Group	£’000	£’000	£’000

Cost
At 1 April 2006	1,170	891	2,061
Additions	8	623	631
At 31 March 2007	1,178	1,514	2,692

Depreciation
At 1 April 2006	98	491	589
Charge for the year	41	158	199
Disposals	—	—	—
At 31 March 2007	139	649	788

Net book value
At 31 March 2007	1,039	865	1,904
At 31 March 2006	1,072	400	1,472

The net book value of the group’s fixed assets at 31 March 2007 includes £27,826 (2006: £55,445) in respect of assets held under finance lease and hire purchase contracts. These assets are included within fixtures, fittings and equipment in both the current and the prior year.

Freehold land and buildings includes land which is not depreciated and has a carrying value of £263,000 (2006: £263,000).

12. INVESTMENTS

	Quotient	Platform
	Diagnostics	Diagnostics	Total
Group	£’000	£’000	£’000

Cost and net book value
At 1 April 2006	293	—	293
Additions	442	49	491
At 31 March 2007	735	49	784

During the financial year ended 31 March 2007, the group invested a further £32,500 in Quotient Diagnostics Limited in the form of convertible loan stock, and £410,000 through the exercise of an existing option to acquire shares. If converted, the loan stock combined with the shares will entitle BBI Holdings Plc to 19.5% of the share capital of the company.

Additionally, during the year the group invested £49,000 in Platform Diagnostics Limited for a 2.5% share holding in the company.

Shares in
subsidiary
undertakings
Company	£’000

Cost and net book value
At 1 April 2006	4,300
Additions	5,280
At 31 March 2007	9,580

The investments are unlisted. Additional information on the subsidiaries is given overleaf.
Additions during the year related to the acquisition of Alchemy Laboratories Limited (see note 10).

Name	Class of shares	Portion of ordinary and voting shares held (%)	Activity	Country of incorporation

Direct investment
British Biocell International Limited	Ordinary shares of £1 each	100	Manufacture and development of reagents and diagnostic tests	England and Wales

BBI Research Inc	Ordinary shares of $0.01 each	100	Manufacture and development of reagents and diagnostic tests	United States

BBI Healthcare Ltd	Ordinary shares of £1 each	100	Supplier of diabetic products	England and Wales

Alchemy Laboratories Ltd	Ordinary shares of £1 each	100	Manufacture and development of reagents and diagnostic tests	Scotland

Indirect investment
Qnostics Ltd	Ordinary shares of £1 each	100	Manufacture of molecular quality control material	Scotland

Audiometrics Trading Ltd	Ordinary shares of £1 each	100	Non-trading	England and Wales
(formerly CDx Ltd)

Audiometrics Ltd	Ordinary shares of £1 each	100	Dormant	England and Wales

13. STOCKS

	2007	2006
Group	£’000	£’000

Raw materials and consumables	376	210
Finished goods and goods for re-sale	207	236
	583	446

14. CURRENT ASSET INVESTMENTS

Group and Company

Money held as current asset investments represents the convertible loan stock drawn down on 23 March 2007 and held in an Escrow account at the year end. The terms of the loan stock which specifically restricted the funds are explained in note 19.

15. DEBTORS

		Group		Company
	Group	2006	Company	2006
	2007	As restated	2007	As restated
	£’000	£’000	£’000	£’000

Trade debtors	2,491	994	—	—
Amounts owed by group undertakings	—	—	5,551	3,452
Other debtors	255	42	11	—
Prepayments and accrued income	137	61	—	—
Deferred tax asset	51	7	121	75
	2,934	1,104	5,683	3,527

£5,226,000 (2006: (£3,452,000) of amounts owed by group undertakings are due after more than one year. All other amounts are due within one year.

16. DEFERRED TAX ASSET/(LIABILITY)

Group	£’000

At 1 April 2006	(68)
Prior year adjustment	75
At 1 April 2006 as restated	7
Balances from acquisitions	(9)
Credit for the year (see note 6)	53
Asset at 31 March 2007	51

Company	£’000

At 1 April 2006	—
Prior year adjustment	75
At 1 April 2006 as restated	75
Credit for the year	46
Asset at 31 March 2007	121

17. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group	Group	Company	Company
	2007	2006	2007	2006
	£’000	£’000	£’000	£’000

Bank loans	606	288	325	—
Obligations under finance lease and hire purchase contracts	5	14	—	—
Other loan	13	—	—	—
Convertible loan stock	7,500	—	7,500	—
Trade creditors	583	243	—	—
Corporation tax	800	232	57	18
Other taxation and social security	91	53	—	—
Other creditors	59	61	—	—
Accruals and deferred income	219	224	—	—
	9,876	1,115	7,882	18

18. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group	Group	Company	Company
	2007	2006	2007	2006
	£’000	£’000	£’000	£’000

Bank loans	1,630	963	975	—
Other loan	37	—	—	—
Obligations under finance lease and hire purchase contracts	3	2	—	—
	1,670	965	975	—

19. BORROWINGS

	2007	2006
Group	£’000	£’000

Bank loans	2,236	1,251
Other loan	50	—
Convertible loan stock	7,500	—
Obligations under finance lease and hire purchase contracts	8	16
	9,794	1,267

Bank loans
Analysis of maturity profile of borrowings:
Within one year or on demand	606	288
Between one and two years	610	291
Between two and five years	968	557
After more than five years	52	115
	2,236	1,251

Other loan
Analysis of maturity profile of borrowings:
Within one year or on demand	13	—
Between one and two years	37	—
	50	—

Convertible loan stock
Analysis of maturity profile of borrowings:
Within one year or on demand	7,500	—
	7,500	—

Obligations under finance lease and hire purchase contracts
Analysis of maturity profile of borrowings:
Within one year or on demand	5	14
Between one and two years	3	2
	8	16

One bank loan for £383,000 is repayable by 60 equal quarterly instalments, bears interest at 1.6% above LIBOR and repayments began in March 2001. A second bank loan for £582,000 is repayable by 12 equal six-monthly instalments, bears interest at 2% above LIBOR and repayments began in October 2004. The final bank loan of £1,271,000 is repayable in 16 quarterly instalments bearing interest of 2% above base rate with the first repayment due in June 2007. The loans are secured by a fixed and floating charge over the assets of the group.

The other loan of £50,000 was taken out by the subsidiary company BBI Research Inc with the Wisconsin Department of Commerce; this bears interest of 2% and is repayable in 48 monthly instalments starting in January 2007; the loan is unsecured. The loan is denominated in US dollars.

The convertible loan stock was issued on 23 March 2007 to provide funds for the proposed acquisition of Theratase Plc, which completed on 15 May 2007 (see note 31). The loan converted to equity on completion of the Theratase acquisition. In the event the transaction did not complete, the loan stock was repayable to the lender on 30 September 2007. The loan is unsecured and bears interest at 8.75%. The equity element of the convertible instrument is not material to the financial statements.

19. BORROWINGS (continued)
Obligations under finance lease and hire purchase contracts are secured on the related assets.

	2007	2006
Company	£’000	£’000

Bank loan	1,300	—
Convertible loan stock	7,500	—
	8,800	—

Bank loan
Analysis of maturity profile of borrowings:
Within one year or on demand	325	—
Between one and two years	325	—
Between two and five years	650	—
	1,300	—

Convertible loan stock
Analysis of maturity profile of borrowings:
Within one year or on demand	7,500	—
	7,500	—

The Company borrowings are secured as noted for Group above.

20. PROVISIONS FOR LIABILITIES

	Deferred
	contingent	Deferred
	consideration	tax
Group	£’000	£’000

At 1 April	75	68
Adjust out prior year figure (see note 16)	—	(68)
Payment in respect of Oran Dx Limited	(25)	—

Provision for deferred contingent consideration on acquisitions in the year:
Agenix	431	—
Alchemy	315	—
Qnostics Limited	60	—
CDx/Audiometrics Limited	100	—
At 31 March	956	—

The deferred contingent consideration at 31 March 2006 relates to expected payments in relation to the acquisition of certain intellectual property from Oran Dx Limited. £25,000 of this was paid during the year and it is expected that the £50,000 will be payable before 31 March 2008 as the relevant patent and trademarks are acquired.

A further £431,000 of deferred contingent consideration payments are expected to be made before 31 March 2008, as set out in note 10. The remaining amounts are expected to be paid by 31 March 2009. The effect of discounting these is not material to the financial statements.

Company

The provision for liabilities in the company relates to the deferred contingent consideration of £315,000 in relation to Alchemy Laboratories Limited (shown in the above group table).

21. CALLED UP SHARE CAPITAL

	2007	2006
Group and Company	£’000	£’000

Authorised shares
100,000,000 (2006: 24,000,000) ordinary shares of 2.5p each	2,500	600

Called up, allotted and fully paid
26,740,333 (2006: 22,395,579) ordinary shares of 2.5p each	669	560

On 15 May 2007 the authorised share capital of the company was increased to 120,000,000 ordinary shares of 2.5p each.

On 12 May 2006 4,011,833 2.5p ordinary shares were issued and on 19 July 2006 332,921 2.5p ordinary shares were issued.

Details of post year-end share allotments are provided in note 31.

22. SHARE OPTION SCHEMES

Under the company’s discretionary share option schemes and its Save As You Earn share option scheme, employees held the following options at 31 March 2007:

					option
At beginning	Number of options in the year 2007			At end of	price per	Period during which option
of year	Granted	Lapsed	Exercised	year	share	may be exercised

2,132,740	—	—	—	2,132,740	£0.47	28 April 2007 — 28 April 2014
108,500	—	—	—	108,500	£0.90	20 Sept 2008 — 20 Sept 2015
90,202	—	23,119	—	67,083	£0.50	1 Feb 2008 — 1 Aug 2008
109,065	—	—	—	109,065	£0.50	1 Feb 2010 — 1 Aug 2010
—	70,500	—	—	70,500	£0.90	12 April 2009 — 12 April 2016
—	350,000	—	—	350,000	£1.44	3 Jan 2010 — 3 Jan 2017
2,440,507	420,500	23,119	—	2,837,888

23.     COMBINED STATEMENT OF MOVEMENTS ON RESERVES AND RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

					Total
	Share	Share	Profit and	Total	2006
	capital	premium	loss account	2007	as restated
	£’000	£’000	£’000	£’000	£’000

Group
At the beginning of the year as previously reported	560	6,985	(342)	7,203	5,486
Prior year adjustment in relation to adoption of FRS 20	—	—	75	75	35

At the beginning of the year (as restated)	560	6,985	(267)	7,278	5,521
Shares issued	109	3,808	—	3,917	911
FRS 20	—	—	152	152	135
Profit for year	—	—	1,233	1,233	711
Dividends	—	—	(134)	(134)	—
At 31 March	669	10,793	984	12,446	7,278

Company
At the beginning of the year as previously reported	560	6,985	192	7,737	6,747
Prior year adjustment in relation to adoption of FRS 20	—	—	75	75	35

At the beginning of the year (as restated)	560	6,985	267	7,812	6,782
Shares issued	109	3,808	—	3,917	911
FRS 20	—	—	152	152	135
Profit/(loss) for year	—	—	1,847	1,847	(16)
Dividends	—	—	(134)	(134)	—
At 31 March	669	10,793	2,132	13,594	7,812

24. PENSION COSTS

The group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the group in independently administered funds. The pension cost charge represents pension contributions payable to the scheme and amounted to £98,000 for the year ended 31 March 2007 (2006: £56,000). There were no accrued or pre-paid pension contributions at the year-end.

25. OPERATING LEASE COMMITMENTS

The group was committed to making the following payments during the next year in respect of operating leases:

	2007	2006
	Plant &	Plant &
	machinery	machinery
	£’000	£’000
Leases which expire:
Within one year	5	3
Between one and two years	6	21
Between two and five years	39	13
	50	37

26. RELATED PARTY TRANSACTIONS

Consultancy fees paid to the non-executive directors are as shown on pages 17 and 18.

During the year ended 31 March 2007, the subsidiary company, Alchemy Laboratories Limited, was invoiced by Hornbuckle Mitchell Trustees £84,060 (2006: £nil) in relation to the annual rent of its new facility; the pension fund of Richard Lamotte is the direct beneficiary of this trust. This sum remained outstanding at 31 March 2007 (2006: £nil).

In accordance with Financial Reporting Standard 8, transactions by BBI Holdings Plc with its wholly owned subsidiaries are not reported as its consolidated financial statements are publicly available.

27. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

		2006
	2007	As restated
	£’000	£’000

Operating profit	1,889	1,045
Depreciation	199	116
Amortisation	450	276
Increase in stocks	(32)	(134)
Increase in debtors	(1,458)	(46)
Increase in creditors	180	119
FRS 20 share-based payments	152	135
Net cash inflow from operating activities	1,380	1,511

28. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT)/FUNDS

	2007	2006
	£’000	£’000

Increase in cash in the year	38	1,011
Cash outflow from debt repayments	307	323
Cash flow from liquid resources	—	(700)
Cash inflow from debt financing	(1,323)	—

Change in net (debt)/funds resulting from cash flows	(977)	634
New finance leases	(10)	—

Movement in net (debt)/funds in the year	(988)	634
Net funds/(debt) at start of year	185	(449)

Net (debt)/funds at end of year	(803)	185

29. ANALYSIS OF NET FUNDS/(DEBT)

	At			At
	1 April			31 March
	2006	Cash flows	Other	2007
	£’000	£’000	£’000	£’000

Cash at bank and in hand	1,452	38	—	1,490
Current asset investments	—	—	7,500	7,500
	1,452	38	7,500	8,990
Debt due within one year	(288)	(330)	(7,500)	(8,118)
Debt due after one year	(963)	(704)	—	(1,667)
Hire purchase agreements	(16)	8	—	(8)
	185	(988)	—	(803)

30. FINANCIAL INSTRUMENTS

The group’s policies as regards derivatives and financial instruments are set out in the accounting policies.

As permitted by FRS 13, short-term debtors and creditors have been omitted from all disclosures other than foreign currency debtors and creditors which, at 31 March 2007, were insignificant. There were no material gains or losses recognised or carried forward at the year-end.

The interest rate risk profile of the group’s financial assets and liabilities is as follows:

	Financial assets floating rate
	2007	2006
	£’000	£’000

Sterling	1,109	1,198
Euro	58	—
US$	323	254
Comprising: Cash at bank	1,490	1,452

Interest is received at 3.75% (2006: 2.96%) on cash at bank. The current year funds are placed on overnight treasury deposit, resulting in a higher rate of interest received on cash at bank.

			2007			2006
	Floating	Fixed	Total	Floating	Fixed	Total
Financial liabilities	£’000	£’000	£’000	£’000	£’000	£’000

Comprising: Sterling Bank loans	2,236	—	2,236	1,251	—	1,251
Wisconsin DOC loan	50	—	50	—	—	—
Finance lease and hire purchase	—	8	8	—	16	16
	2,286	8	2,294	1,251	16	1,267

There is no material difference between the carrying values and fair values of the group’s financial assets and liabilities.

The finance leases have a weighted average interest rate of 12.6% (2006: 11.7%) and are for a weighted average period of 15 months (2006: 7 months).

Further details on financial liabilities are shown in note 18.

31. POST BALANCE SHEET EVENTS

On 15 May 2007, the group acquired Theratase Plc for the total consideration of £24 million via a Scheme of Arrangement. Theratase is an enzyme manufacturing company with its head office in London, operations in South Wales and South Africa and a sales office in San Diego.

This was funded by issuing 10,596,104 ordinary shares in BBI worth £15.2 million for the 36,288,026 Theratase shares in issue; additionally, BBI paid £0.21 in cash for each Theratase issued share amounting to £7.6 million, plus a further £1.2 million in cash for the cash settlement only of Theratase employee share options.

The issue of convertible loan stock of £7.5 million (see note 19) and new debt funding with the group’s bankers, Barclays, of £2.5m was used to satisfy the £7.6m cash element of the consideration, £1.2m fees and the £1.2m cash settlement of the Theratase employee share options.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BBI Holdings plc will be held at Golden Gate, Ty Glas Avenue, Cardiff, CF14 5DX on 5 September 2007 at 11am for the following purposes.

Ordinary resolutions

1.                          To receive and adopt the report of the directors and the accounts for the year ended 31 March 2007 together with the report of the auditors.

2.                          To re-appoint Deloitte & Touche LLP as the auditors and to authorise the directors to fix their remuneration.

3.                          To re-elect as a director Mr. K Wilson who retires by rotation and offers himself for re-election.

4.                          To re-elect as a director Mr. J Gregory who retires by rotation and offers himself for re-election.

5.                          THAT in substitution for any existing authority under Section 80 of the Act, but without prejudice to the exercise of any such authority prior to the date hereof, the directors be and they are hereby authorised generally and unconditionally, pursuant to section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to the amount of the authorised, but unissued share capital of the Company immediately prior to the passing of this resolution provided that this authority is for a period expiring at the company’s next AGM but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired. This authority is in substitution for all substituting authorities, to the extent unused.

6.                          THAT subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to section 95(1) of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred pursuant the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment, up to an aggregate nominal amount of the authorised, but unissued share capital of the Company immediately prior to the passing of this resolution such power to expire at the conclusion of the company’s next AGM after the passing of this resolution, provided that such power shall be limited to:-

(a)                    the grant of options over up to 2,500,000 Ordinary Shares pursuant to the Approved Scheme, the Unapproved Scheme, the SAYE Scheme, the EMI Scheme and the Stand Alone Agreement approved by the Company at an EGM held on 8 April 2004;

(b)                   the allotment of Ordinary Shares to Inverness Medical Switzerland GmbH (‘Inverness’) in the event that Inverness exercises the option granted to it on 16th June 2005 to acquire such number of Ordinary Shares in the Company as equates to 25% of the aggregate number of Ordinary Shares of the Company in issue as at that date on the basis that the price payable by Inverness shall be £1 per Ordinary Share;

(d)                   the allotment of equity securities, other than pursuant to sub-paragraphs (a), and (b) above, up to an aggregate nominal amount equal to 20 per cent of the Company’s issued share capital immediately following the Annual General Meeting;

save that the Company may, before this power expires or is replaced, make an offer or enter into an agreement which would or might require equity securities to be allotted after such expiry or replacement and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired or, as the case may be, been replaced.

By order of the board

Stephen Young
Company Secretary
27 July 2007.

Registered Office:

Golden Gate, Ty Glas Avenue, Cardiff CF14 5DX

Notes:

1.                          A member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote on their behalf. A proxy need not be a member of the Company.

2.                          Completion and return of a form of proxy does not preclude a member from attending and voting at the meeting in person should they so wish.

3.                          A form of proxy is enclosed and to be valid must be completed and returned so as to reach the Registrars of the Company (together with a letter or power of attorney or other written authority, if any, under which it is signed or a notarially certified or office copy of such power or written authority) not less than forty eight hours before the time fixed for holding the meeting or any adjournment thereof.

4.                          Copies of the directors’ service contracts and a statement of the directors’ share interests and those of their families will be available for inspection at the Registered Office of the Company during normal working hours on each business day from the date of this notice until the conclusion of the Annual General Meeting.

5.                          In accordance with Regulation 34(1) of the Uncertificated Securities Regulations 1995, the Company specifies that only those shareholders registered in the Company’s register of members at 11am on 3 September 2007 (or in the case of adjournment 48 hours before the time of the adjourned meeting) will be entitled to attend or vote at the meeting.

Glossary

•                             Alkaline Phosphatase

An enzyme normally present in certain cells within the liver, bone, kidneys, intestine, and placenta. Measurement of the enzyme itself is used as an indication of the health of the liver but it is used extensively as an indicator label in immunodiagnostic tests.

•                             Analyte:

A substance for which a sample (such as blood) is tested in a laboratory, at the doctor’s surgery, or at home. For example, if the analyte is glucose, the laboratory test will determine the amount of glucose in the sample.

•                             Antibodies

Any of a large variety of immunoglobulins (or fragments thereof) which are part of the immune system, and are produced to help fight against infection. Antibodies are made by a type of blood cell called a lymphocyte, and are tailor-made in response to foreign material (antigen) entering the body. Antibodies are highly specific for their particular antigen, and will bind strongly to it. In immunoassays, antibodies are raised against the analyte and used as a receptor to bind the analyte.

•                             Antigen

A protein or part of a protein that provokes an immune response and will bind to the antibodies generated.

•                             Assay

A test to detect and/or quantitate a specific analyte in a sample.

•                             Auto Analyser

Automated equipment used for large scale diagnostic, commonly within the laboratory or hospital environment.

•                             Colloid

A mixture containing (gold) particles suspended in a solution.

•                             Conjugate

An entity formed by coupling substances together. In immunoassays the term generally refers to the labelled entity in the assay (e.g. enzyme-labelled antibody).

•                             Electron Microscopy

Inspection with an Electron Microscope, which utilises streams of electrons deflected from their course by an electrostatic field for magnification of objects. Images may be magnified up to 40,000 diameters.

•                             Enzymes

Groups of complex proteins produced by living cells which act as catalysts in specific biochemical reactions.

•                             Glucogel

Dextrose gel (40% dextrose) frequently used by people who are in the stages of a hypoglycaemic episode. Prescribed by healthcare practitioners.

•                             Glucose Oxidase

Widely used to detect levels of glucose in body fluids, and is used in clinic and home glucose testing. The enzyme becomes useful in diagnostics once it is connected to an electrode, enabling it to measure the resulting charge and provide a glucose reading.

•                             HSV

Herpes Simplex Virus. The HSV2 strain is characterised by clusters of blisters on the genitals.

•                             Hyaluronidase

A family of enzymes that degrades substances which partly serve as connective tissues in various parts of the body, including the eye.

•                             Hypoglycaemia

Effect caused by low blood glucose, defined by a reading of <4mmol/L and most commonly experienced by diabetes patients.

•                             Immunogold

A method for visualising proteins in electron microscopy within a cell using gold particles attached to an antibody that binds specifically to that protein.

•                             Lateral Flow

Process whereby fluid flows along a test strip to give a positive or negative diagnostic result.

•                             Nanoparticles

Measure of gold particles within the nanometer range.

•                             Peroxidase

A family of antioxidant enzymes extracted in this instance from horse radish roots which are used extensively as indicator labels in immunodiagnostic tests.

•                             Point of Care

Term used for rapid result diagnostics that can be used at home, at the doctor’s surgery or hospital bedside without the need for delayed analysis within a laboratory environment.

•                             Platelet

Cells involved in the clotting of blood.

•                             Reagent

Substance used in a chemical reaction.

Designed and produced by Emperor Design Consultants Ltd. [GRAPHIC]
Tel 0131 220 7990 www.emperordesign.co.uk

[GRAPHIC]

BBI Holdings Plc
Golden Gate
Ty Glas Avenue
Cardiff
CF14 5DX

T: +44 (0) 29 2074 7232
F: +44 (0) 29 2074 7242
E: info@bbigold.co.uk

www.bbigold.com

[GRAPHIC]

Front cover image shows BBI’s POCkit Point of Care kit.
Versatile off the shelf platform, reducing development time by up to 6 months.

Image not representative of actual size of device.